[CADWALADER, WICKERSHAM & TAFT LLP LETTERHEAD]



                                    July 17, 2009






Via Email and EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
Attention:  Melissa Duru

      Re:   The Children's Place Retail Stores, Inc.
            Definitive Additional Soliciting Materials on Schedule 14A Filed July 7 and 8, 2009 by Ezra Dabah, et al.
            File No. 0-23071

Ladies and Gentlemen:

            We are submitting this letter in response to the written comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated July 14, 2009 (the "Comment Letter"), with respect to the Definitive Additional Soliciting Materials on Schedule 14A filed by Ezra Dabah, Renee Dabah, Raphael Benaroya, Jeremy J. Fingerman, Ross B. Glickman and Emanuel
R. Pearlman (collectively, the "Participants") with the Commission on July 7 and 8, 2009 (SEC File No. 0-23071) (the "Definitive Additional Soliciting Materials") in connection with the solicitation of proxies by the Participants at the 2009 Annual Meeting of Shareholders (the "2009 Annual Meeting") of The Children's Place Retail Stores, Inc. ("The Children's Place" or the "Company").

            Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Participants' responses thereto. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Definitive Proxy Statement on Schedule 14A filed with the Commission on June 17, 2009. We have also included the requested statement of each of the Participants below.

Soliciting Materials filed July 7 and 8, 2009
---------------------------------------------

1. Please ensure that future filings provide balanced disclosure. For example, you highlight the recent stock price declines of the company's stock without providing acknowledgement of external factors related to overall recent market volatility and declines that could have equally contributed to the decline in the share price. In future filings, please include an acknowledgement of the other non-management-related factors that could have contributed to the decline.

Response
--------

      The Staff's comment is noted and will be addressed in future filings as necessary.

2. You disclose in page 7 of the presentation filed on July 7, 2009 that the Committee's nominees will work with the Board and management to increase shareholder value. Please ensure that all future soliciting materials consistently acknowledge that there can be no assurance that the nominees, if elected, will be capable of producing improvements in shareholder value.

Response
--------

      The Staff's comment is noted and will be addressed in future filings as necessary.

Closing Comments - Participant Statement
----------------------------------------

      At your request, the Participants further acknowledge that:

o the Participants are responsible for the adequacy and accuracy of the disclosure in the Definitive Additional Soliciting Materials;

o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Definitive Additional Soliciting Materials; and

o the Participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please do not hesitate to contact me at 212-504-5555 with any questions or comments you may have.

                                    Very truly yours,



                                    /s/ Dennis J. Block
                                    -------------------------------
                                    Dennis J. Block